Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Conference Transcript

On May 10, 2011, Alex Gorsky, Vice Chairman of the Executive Committee of Johnson & Johnson, spoke at the Bank of America Merrill Lynch Health Care Conference. A replay of such conference was made available on Johnson & Johnson’s website.  Accordingly, the following portions of the transcript of the conference related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson are being filed.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

Some other areas -- strategic acquisitions, Acclarent is going well.  That’s a marketplace that we are very excited about.  And here’s one too where we could see some potential synergies down the road with the craniomaxillofacial business, from Synthes for example.  But the company’s done really well.  The integration’s gone fine.

* * *

I’ll talk for a moment just about Synthes.  We’re very excited about this opportunity that we announced just a couple of weeks ago.  We think the orthopedic space at $37 billion, and still growing in spite of some of the macroeconomic challenges, is a very good place to be.  Within orthopedics, the trauma space was an area where we had a fairly minimal position prior to this announcement.

We think this will give us the broadest, deepest portfolio within orthopedics.  It’s been a very well-managed company.  We think it’s a growth opportunity, both from a top line as well as the bottom line perspective.  And we also think that there’s an opportunity to use technologies from some of our other businesses, not only in orthopedics, but frankly, from things like Ethicon, Ethicon Endo-Surgery.

You can’t do trauma surgery if you’re not also dealing with hemostasis, wound closure, if you’re not perhaps using instruments from Ethicon Endo-Surgery.  So, we think this is a real platform play as well.  And we also think it’s positioned for long-term growth, not only in developed markets, but particularly in emerging markets where trauma surgery and surgeons is really the foundation for orthopedics in places like Brazil, Russia, India and China.

We’re also doing a lot outside the US, as you can see.  We’ve customized products, whether it’s Synsyl or our OneTouch UltraVue in Japan and China.  We’ve got an R&D and production facility now in Suzhou, China, where we are looking very aggressively at what we can do to expand access to many of our products, as well as in many of these markets, frankly, just fundamental training of surgeons is so important.  And you see that in a company like Synthes that has done such a great job in many of those markets in the trauma marketplace.

So, we’re most focused on is making sure that we’re making the most of our innovative products, keeping our pipeline flow strong, expanding our global presence, and obviously we can’t do any of that without the great employees that I have the opportunity and the pleasure to work with every day.

So with that, I’ll go ahead and transition and take your questions.

Q U E S T I O N   A N D   A N S W E R

Unidentified Participant

Great, thanks, Alex.  I have two to kick off and then we’ll open it up to the audience.

First is a medical device question -- relative to the Synthes transaction.  I’m curious as to your long-term views on the US med tech market.  And what we can read into that from your acquisition of Synthes.

It seems to me your pricing a larger premium on sort of size and depth of products than you have in the past, just being big.  Perhaps that’s because of how you see the US market developing over time in terms of either [accountable] care organizations or vendor consolidation or could you just give us your views on where you think this US med tech market is going, specifically as it relates to vendor consolidation and accountable care organizations?  How do you see this developing?

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

Sure.  One is we do feel that orthopedics represents a long-term growth opportunity and a lot of that just starts with a fundamental medical need.  And so, again, with demographics, aging, obesity, all those factors would tell you that there’s going to be an increasing need for knees, hips, shoulders, things like of that nature.

The other piece of it relates to the global expansion opportunities.  And as the developing markets continue to develop, that we will see, for example, opportunities with things like trauma, continue to grow and offer significant growth platforms.

We think that there has been a slow down, obviously, in hips and knees.  And we’ve seen that in the spine market as of late.  But longer term, we still think that fundamentally patients are going to need those procedures.  And by the way, the fact that we’ve seen really good technology improvements with things like partial knees and hips and things, where younger and younger patients are seeking access to these procedures, that’s another factor driving a growth opportunity.

Now as it relates to the market and does size matter and what will scale bring, we do think over time that’s going to be more and more important.  And I think historically the orthopedics marketplace has really been driven a lot by the independent choice of the orthopedic surgeon, the relationship that they've had with the Company and the products.

We’re seeing we believe is a pretty fundamental shift taking place where more and more surgeons, including orthopedists, are becoming employees of hospitals.  And as they become employees of hospitals, and as they'll need to work with other decision makers around product utilization, that having breadth and depth in a portfolio, across a number of lines, is going to be important.

We think having training programs, having other types of inventory management programs and things of that nature where you’re working closely with the customer will be advantages to scale that will give a unique positioning versus other companies.

So, we think that is an important dynamic.  But we also believe that in and of itself, Synthes represents a tremendous opportunity just because of, frankly, the growth that you see in that portion of the marketplace, the track record that the company has, and where we see it going forward.

* * *

Unidentified Audience Member

Can you give us a sense for, during the process that led to the proposed acquisition of Synthes, how you evaluated biopharmaceutical assets and how they compared, and I’m not talking specifically, but more broadly, relative to going for medical device assets?

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

We are very committed at J&J to keeping a balanced portfolio.  And our approach historically has been around consumer products, around pharma, around MD&D.  We continue to evaluate that from time to time.

We’ve looked at things such as health care information technology, fitness and wellness.  As we look at all those different areas, we still believe there’s a tremendous opportunity, not only around patient need, but also commercially and scientifically in the spaces where we’re currently playing.

And we don’t use an algorithm.  But what we do think is important is to have a fair balance between those different opportunities.  And then frankly, a lot of it depends on what type of opportunities present themselves at a particular time.

And so, we always look first at what’s the strategic value of a target.  Does it make sense long-term?  What does it do to us financially?  Is it going to give the right return over time?

And then finally, we look at it, how does it fit culturally?  And what is it going to take to successfully integrate that business into J&J?

So, it’s not as though we would look and say well, okay, are we going to do three biopharms versus just one large MD&D?  Where we’re trying to look at kind of a broader level and then make the right calls.

Unidentified Participant

Can you give us an update on timelines in terms of when we’ll know more about the specifics of the financing of the Synthes deal?  When should we know that?

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

They’re evolving as we speak.  Dominic highlighted during the conference call and has in a few other events since then.  At the announcement of the merger, the proposed merger agreement, we presented what we feel was an appropriately conservative case.

We’re looking at a lot of our options and implications around our use of outside US cash, the balance, stock, cash in the overall deal.  And we’ll be working our way through that in the coming months.  So more to follow.

* * *

Unidentified Participant

One other question I wanted to ask, on Synthes related to potential synergies from the transaction.  And you guys have been very clear in emphasizing global growth as the primary motivation for the transaction.

Two questions though -- when you talked about the dilution in 2012, did that assume any synergies at all in that guidance?  And then, from just a bigger picture perspective, outside of just normal G&A that you’d see, why wouldn't there be some fairly potential synergies with this kind of transaction, given the overlap?

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

So far we’ve built minimal synergies into our model because we do think it’s a growth strategy.  That being said, obviously over time what we would try and do is -- let me just back up for a second.

If you look at this model, I mean first of all the trauma business that we’ll be bringing in from Synthes is clearly a great and successful, pretty much stand alone business that we can [bolt on] within Johnson & Johnson.

We think the spine portfolios are fairly complementary.  So we think there’s growth opportunities in both those areas.

We also have a history at J&J of saying, look, the front end of these things, the commercial activities, the R&D, we should not try to fix what is not broken.

At the same time, things on the back end, whether it’s IT, legal, finance, investor relation activities, that there’s opportunities for synergies.  We will look hard at those areas.  I think over time we can realize synergies, potentially some outside the United States as well as what we’re doing in emerging markets.

So, we think there’s opportunities there.  But that’s now what we built this deal around.  It’s really a growth story.

Unidentified Participant

Lastly, will the Synthes name survive in any way?  Or is that all going to be, DePuy is the primary?

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

Absolutely that name will survive.  We think it’s important.  It’s got a great reputation in trust mark and branding with trauma surgeons and others around the world.  So, it will survive.

Unidentified Participant

So, for the trauma business, specifically, or what about spine?  How do you --

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

Absolutely for the trauma business.  And we’re going to continue, have to look at it and exactly how the spine piece comes together.  We’ll be working with the Synthes team on that integration plan in the coming months to see the best way to insure that we maintain their branding, but also get the right fit with DePuy.

Unidentified Participant

Okay.  Great, thank you very much, guys.

Alex Gorsky - Johnson & Johnson - Vice Chairman, Executive Committee

 Thanks, everybody.